1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2021 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):□

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):□

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	March 22, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
Submission Period for 2021 Annual Shareholders’ Meeting

Pursuant to the Depository Agreement for the Taiwan Semiconductor Manufacturing Company Ltd. (“the Company”) (NYSE:TSM) American Depositary Shares (ADSs), the Company hereby announce to ADSs holders that the submission period for the submission of proposed resolutions for the Annual Shareholders’ Meeting and nomination of candidate for Independent Director (Note) will begin on April 6, 2021 and end on April 13, 2021 (“Submission Period”). All submissions must be submitted within this period. For all enquiries, please contact Citibank Shareholder Services at 1-877-CITI-ADR (248-4237).

Note：There are ten directors (including six independent directors) to be elected at this year’s Annual Shareholders’ Meeting.